UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 24, 2013

DATE, TIME, AND PLACE:

April 24, 2013, at 11:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Roberto Mendonça de Barros, and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors, and by videoconference, Mr. José Antonio Alvarez Alvarez – Director.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

To know the exoneration of Mr. Clovis Hideaki Ikeda, of the Company’s Officer  without specific designation.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, based on favorable recommendation of the Nomination and Remuneration Committee and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

Recognized, pursuant to article 17, item III of the Bylaws of the Company, the exoneration, this date, of the Company’s Officer  without specific designation, Mr. Clovis Hideaki Ikeda, Brazilian citizen, married, manager, bearer of the Identity Card (“RG”) # 12.673.728, issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under #049.392.408-60, who was elected in the Board Of Directors´ Meeting held on May 31, 2011.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, April 24, 2013. Mr.Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr.Marcial Angel Portela Alvarez - Vice- Chairman of the Company´s Board of Directors;  and Messrs. Conrado Engel; José Antonio Alvarez Alvarez; José de Paiva Ferreira; José Roberto Mendonça de Barros;  Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 24, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer